UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                  Under Section 12(b) or (g) of The Securities
                              Exchange Act of 1934



                          CONSOLIDATED OIL & GAS, INC.
                 (Name of Small Business Issuer in its charter)


          Nevada                                                 91-2008446
          ------                   --------------------          ----------
(State or other jurisdiction       (Commission File No.)      (I.R.S. Employer
    of incorporation or                                      Identification No.)
       organization)


                            316 Main Street, Suite L
                                Humble, TX 77338
                    (Address of principal executive offices)

                                 (281) 446-7122
                           (Issuer's telephone number)


Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered
-------------------                               ------------------------------
       None                                                    None


Securities to be registered under Section 12(g) of the Act:

                         Common Stock, par value $0.001
                                (Title of class)

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                                     PART I

Item 1.  Description of Business ..............................................1
------
         Business Development .................................................1
         Business of Issuer ...................................................1

Item 2.  Management's Discussion and Analysis .................................3
------
         Results of Operations - Fiscal Year 2005 Compared with Fiscal
                  Year 2004....................................................4

Item 3.  Description of Property ..............................................5
------

Item 4.  Security Ownership of Certain Beneficial Owners and Management .......7
------
         Changes in Control ...................................................8

Item 5.  Directors and Executive Officers, Promoters and Control Persons ......8
------
         Family Relationships .................................................9
         Involvement in Certain Legal Proceedings .............................9

Item 6.  Executive Compensation ..............................................10
------

Item 7.  Certain Relationships and Related Transactions ......................10
------

Item 8.  Description of Securities ...........................................10
------
         Common Stock ........................................................10
         Voting Rights .......................................................11
         Dividend Rights .....................................................11
         Liquidation Rights ..................................................11
         Preemptive Rights ...................................................11
         Registrar and Transfer Agent ........................................11
         Dissenters' Rights ..................................................11
         Stock Split .........................................................11

                                     PART II

Item 1.  Market Price of and Dividends on Our Common Stock and Related
------
                  Stockholder Matters ........................................12
         Legal Proceedings ...................................................13
         Changes In and Disagreements With Accountants on Accounting and
                  Financial Disclosure........................................13
         Recent Sales of Unregistered Securities..............................14
         Indemnification of Directors and Officers............................15

                                  PART F/S

Index to Financial Statements.................................................15

                                    PART III

Index to Exhibits.............................................................16

Signatures....................................................................16

Item 1.    Description of Business
-------

     Business Development

     We were incorporated in Nevada on August 18, 1999. Our name then was Iowa Industrial Technologies, Inc. On August 27, 2003 we merged with another Nevada corporation, Consolidated Oil & Gas, Inc., which had been incorporated in Nevada on November 12, 1999. We were the surviving corporation in the merger and changed our name to Consolidated Oil & Gas, Inc.

     Business of Issuer

     We explore for and produce oil and gas that we sell to oil and gas gatherers. The gas sometimes is sold directly to public utility companies. We do our exploration through joint ventures with individual investors and other oil and gas companies that wish to invest in the oil and gas business.

     We have equipment to both drill and re-work wells. Typically in the past, we purchased wells that either previously produced oil or gas and have been shut-in or wells whose production has slipped to or below a break-even point. Our strategy is to re-enter the wells and apply advanced technology to achieve better production results. We plan to identify undeveloped prospects and drill new wells in 2006 as well as continue our re-entry operations. In late 2005 and early 2006 we have leased 1,255 acres of property in South Texas on which 10 drilling locations have been identified. One of the wells has been successfully completed and another is in the process of being drilled. We are in the process of completing the acquisition of approximately 1,500 acres in the same area on which we have identified another 10 drilling locations.

     Beginning in late 2003 with a tightening of the availability of oil field equipment, we began looking for leases with workover possibilities on which we could take advantage of the use of our own equipment. As a result we acquired several leases with workover possibilities in the South Texas and West Texas areas. After acquiring a lease it is our practice to find a partner to put up the project's development money for a working interest in the project. To date we have paid to the entities putting up the development money 100% of the working interest revenue in the projects until payout. After payout to the provider of the development money, we will participate in the working interest revenues at amounts varying from 20% to 50%. In future projects we plan to share in revenues from the first dollar with our working interests partners in proportion to our ownership. We charge the project for the use of our workover equipment at a rate not to exceed the going rate in the area.

     In 2004 we raised $1,002,000 and spent $1,043,000 on four such projects. In 2005 we raised $1,477,000 and spent $1,398,000 on six projects.

     Distribution Methods

     We distribute the oil and gas that we produce through oil and gas gathering companies with the gas sometimes being sold directly to public utility companies.

     Competitive Business Conditions

     Because of historic high prices for oil and gas, there are many companies competing for the leasehold rights to good oil and gas prospects. And, because so many companies are again exploring for oil and gas, there is a shortage of equipment available to do drilling and workover projects.

     We believe we have an advantage over many small companies, because we own our own drilling and workover equipment and do not have to wait for contract equipment and crews, which are in short supply at the current time.

     One way we compete with other exploration or development companies is our practice of allowing our investors to recoup their entire investments in our wells before we attain the right to share in the production from the wells.

     Source and Availability of Raw Materials

     Other than drilling mud, we have no significant raw materials. However, we make use of numerous oil field service companies in the drilling or workover of wells. We operate now only in Texas, where there are numerous oil field service companies. Some of the better known ones are Halliburton and Schlumberger.

     Dependence on One or a Few Customers

     There is a ready market for the sale of crude oil or natural gas. We sell our production to many different purchasers, most of whom pay similar prices that vary with the international spot market prices.

     Patents, Trademarks, Royalties, Etc.

     We have no patents, trademarks, licenses, concessions, or labor contracts. We pay royalties to mineral owners and owners of overriding royalties on oil and gas leases. These royalties range from 16.67% to 30%. The leases are good and royalties are owed as long as there is production on the property.

     Government Approvals

     We are required to get approval from the Texas Railroad Commission before work can begin on any well and before production can be sold. We have all of the required permits on the properties currently in operation.

     Existing or Probable Governmental Regulations

     We currently are active only in Texas. Developing and operating oil and gas properties in Texas is highly regulated by the Texas Railroad Commission. Other states have their own agencies that regulate this industry, and in some areas of exploration and production, the United States government regulates the industry.

     Regulations, whether State or Federal, control numerous aspects of drilling and operating oil or gas wells, including the care of the environment, the safety of the workers and the public, and the relations with the owners and occupiers of the surface lands within or near the leasehold acreage. The effect of these regulations, whether State or Federal, is invariably to increase the cost of operations.

     Costs and Effects of Compliance with Environmental Laws

     There is a cost in complying with environmental laws that is associated with each well that is drilled or operated, which cost is added to the cost of the operation. Each well will have an additional cost associated with plugging and abandoning the well when it is no longer commercially viable. The estimated costs of dismantlement and abandonment of depleted wells is estimated to be relatively immaterial in amount and we believe the salvage value of the equipment on the wells will be sufficient in amount to cover any such costs.

     Number of Employees

     We have twenty-five full-time employees.

Item 2.    Management's Discussion and Analysis
-------

     The following table sets forth, as a percentage of sales, an analysis of several line-items of our Statement of Operations.

                               For the Years Ended
                                   December 31
                                   -----------
                               2004          2005
                               ----          ----

     Revenues                   100           100
     Cost of Revenues           109            84
     Gross Margin                (9)           16
     General, Selling and
     Administrative Expenses     24            23
     Net Income (Loss)          (33)           (7)

     Results of Operations

          Sales

     Revenues of $1,701,994 in fiscal year (FY) 2005 were two times revenues of $828,763 in FY 2004. The increase of $873,130 is attributable to having a full year of drilling activity. In 2004 the company did not commence drilling activity until July of that year.

          Cost of Sales and Gross Margin

     The cost of sales of $1,438,989 in FY 2005 was 1.6 times the cost of sales of $901,320 in FY 2004. The cost increase is primarily due to an increase in the volume of sales in 2005 as compared to 2004 and a corresponding increase in costs. Gross margin of $262,909 in FY 2005 - 16% of sales - compares with gross margin (loss) of ($72,557) in FY 2004 - (9) percent of sales. The increase in gross margin in FY 2005 over FY 2004 was because the company recognized the need to charge higher prices for the development of wells.

          General, Selling and Administrative Expenses

     General, selling and administrative expenses of $389,907 in FY 2005 were $194,907 (100%) higher than general, selling and administrative expenses of $195,023 in FY 2004. The increase is attributable to the increase in activity in 2005 over 2004 and gearing up for additional activity in 2006.

          Net Income (Loss)

     We suffered a net loss of $127,003 in FY 2005 and a net loss of $267,580 in FY 2004. The decrease is attributable primarily to a gross profit on leases developed and sold, $259,216 in FY 2005 compared to a loss of $66,844 in FY 2004. This increase in gross profit was partially offset by an increase in general and administrative expenses, $374,046 in FY 2004 and $188,654 in FY 2004

     We financed our FY 2005 loss of $127,003 primarily through an increase of $229,046 in current liabilities, an increase in notes payable of $57,737, issuances of $174,300 worth of common stock for cash and services and cash contributions from shareholders of $5,000. A portion of these funds was used to purchase new equipment and leases of $310,056.

          Liquidity and Sources of Liquidity

     We do not have capital sufficient to meet our cash needs during the next twelve months, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. We will have to seek loans, equity placements, and sell off working interests in projects we acquire to cover such costs. While we have been successful in such activities in the past, there can be no assurance that we will be able to continue to obtain additional funds, which may impact our ability to continue as a going concern. The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classifications of liabilities that might be necessary should we be unable to continue operations as a going concern.

     No commitments to provide additional funds have been made by management or other stockholders. Accordingly there can be no assurance that any additional funds will be available to the company to allow it to acquire and develop additional properties or cover its expenses as they may be incurred.

     Should our cash assets prove to be inadequate to meet our operational needs, we might seek to compensate providers of services by issuances of stock in lieu of cash.

          Off-Balance Sheet Arrangements

     We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 3.    Description of Property
-------

     We  lease  approximately  1,000  square  feet of  modern  office  space  as corporate headquarters, consisting of a large conference room, three offices and a storage room.  We also have a field office  consisting  of  approximately  600 square  feet of modern  office  space and a 4,000  square  foot shop.  The lease expires  December  31, 2005 and is  automatically  renewable  on a  year-to-year basis. Our monthly rent is $800.

     We own interests in oil and gas leases in Texas on some of which leases there are producing oil and gas wells in which we own part or none of the working interest. Our aggregate interests are set forth below.

                                  Productive Wells               Developed Acreage
                                  ----------------               -----------------
     County                  Gross Wells     Net Wells     Gross Acreage     Net Acreage
     ------                  -----------     ---------     -------------     -----------
     Zavala:
          Gas                     1           0.7                 40             28
     Frio:
          Oil                     1           0.1875              80             15
     Medina:
          Gas                     4           0(1)               356              0(1)
     Dimmit:
          Oil                     9           4.05(2)          1,998            799.2

     --------------------

     (1) We own no interest in any of the wells in Medina County, but through a wholly-owned subsidiary we own a seven-mile-long pipeline that is connected to the producing wells and from the operations of which we charge a transmission fee to the working interest owners of the wells.

     (2) Our working interest in these three wells is a 45-perent interest that is contingent and vests upon the other working interest owners receiving from production their approximately $450,000 investment in the wells. As of February 28, 2006 the other working interest owners had received $69,713 in production revenues.

                               Undeveloped Acreage
                             As of February 28, 2006

            County                 Gross Acres                 Net Acres
            ------                 -----------                 ---------

            Zavala                    1,183                      1,004

          Drilling Activity

     The following table sets forth, for each of the last three fiscal years by geographic areas in Texas, the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled.

                        Net Exploratory                     Net Development
                         Wells Drilled                       Wells Drilled
                         -------------                       -------------
County           Productive             Dry          Productive             Dry
------           ----------             ---          ----------             ---

Medina:
     2005             0                  0               0                   0
     2004             0                  0               4                   1
     2003             0                  0               0                   0
Jackson:
     2005             0                  0               0                   1
     2004             0                  0               0                   1
     2003             0                  0               0                   0
Dimmit:
     2005             0                  0               9                   0
     2004             0                  0               0                   0
     2003             0                  0               0                   0
Zavala:
     2005             0                  0               0                   0
     2004             0                  0               0                   0
     2003             0                  0               0                   0
San Jacinto:
     2005             0                  0               0                   0
     2004             0                  0               0                   2
     2003             0                  0               0                   0
Frio:
     2005             0                  0               1                   0
     2004             0                  0               0                   0
     2003             0                  0               0                   0
LaSalle:
     2005             0                  0               0                   1
     2004             0                  0               0                   0
     2003             0                  0               0                   0


          Present Activities

     We had almost completed a five-well program in 2004 in Medina County, Texas in which we sold off 100% of the working  interest  ownership,  with our company remaining the operator of the wells.  This lease consists of  approximately  356 acres.  Through our  subsidiary,  Sabinal  Resources,  Inc.,  we  constructed  a seven-mile  pipeline  to the  property  which  we  retained  and  will  charge a transmission fee to the working interest.

     We have a joint venture project in Dimmitt County, Texas which consists of four leases with nine existing well bores. These well bores have been entered and currently produce a total of 300-450 barrels of oil per month. Tests show gas production should total 300-400 mcf a day total from these wells when gas lines are completed and the wells are on line. We retain a working interest of 45% in these wells after a payout of $450,000 to our joint venture partner.
There is enough acreage for ten new wells if production proves to be as anticipated.

     We have produced the Leta Glascock Well in Zavala County for over four years. Gross revenues from this well have been running $3,000 - $4,000 a month.
There is a 30% royalty on this well owned by other parties, and we retain a 70% working interest in the remainder after royalties. We have existing production in Zavala County on a well that is operating with an experimental down-hole pump. Production is nominal from this well.

     We are always negotiating to acquire additional leases. We operate two leases in San Jacinto County, Texas. There have been casing problems on the re-entry of the wells on these leases, and we are evaluating what future action to take.

     We have leased in 2006 additional leases in Zavalla County with 1,183 acres. We have identified 10 drilling locations on these leases and have begun drilling on two of those locations.

          Delivery Commitments

     We are not obligated to provide a fixed and determinable quantity of oil or natural gas in the near future under existing contracts or agreements. Further, during the last three years we had no significant delivery commitments.

Item 4.    Security Ownership of Certain Beneficial Owners and Management
-------

     The following table shows information as of February 28, 2006 with respect to each beneficial owner of more than five percent of each class of voting stock of the company and to each of the officers and directors of the company individually and as a group:

                                                    Amount and Nature    Percent   Term of Office
Person                        Office               of Beneficial Owner  of Shares  as a Director
------                        ------               -------------------  ---------  -------------
James Carl Yeatman, 58        CEO, President,           20,000,000         66.1         2003
316 Main Street, Suite L      Director
Humble, TX 77338


                                       7

Douglas A. Newman, 58         CFO, Director                  0               0          2005
316 Main Street, Suite L
Humble, TX 77338

Leslie P. LeGrand, 61         Secretary, Director            0               0          2003
316 Main Street, Suite L
Humble, TX 77338

Carl Glenn, 52                Vice President,                0               0          2005
316 Main Street, Suite L      Director
Humble, TX 77338

Dennis Dean Philpot, 51       Vice President                 0               0          2005
316 Main Street, Suite L
Humble, TX 77338

Officers and directors as
     A group (5 persons)                                20,000.000         66.1

     Changes in Control

     There are no arrangements that may result in a change in control of our company.

Item 5.    Directors and Executive Officers, Promoters and Control Persons
-------

     A list of current officers and directors appears above. The directors of the company are elected annually by the shareholders. The officers serve at the pleasure of the board of directors. The directors do not receive fees or other remuneration for their services. There are no employment contracts nor any arrangements to compensate any officer who resigns, retires or is terminated or such occurs as a result of a change in control of the company.

     James C. Yeatman. Mr. Yeatman has a BS decree in banking and finance from Mississippi State University. From 1974 to 1978 Mr. Yeatman developed a loan brokerage company and built houses in Mississippi and under the name Realty Services of Greater Jackson developed a residential subdivision in Jackson, Mississippi. From 1978 to 1999, Mr. Yeatman was a consultant to small cap companies where projects he worked with included mining, wind energy, gaming and commercial developments. From 1999 to 2003 he was CEO of a company also named Consolidated Oil and Gas Co. that in 2003 was merged into the company now named Consolidated Oil and Gas, Inc. From 2003 to the present, Mr. Yeatman has been CEO, president and a director of the issuer. Mr. Yeatman is employed full time by our company.

     Douglas A. Newman. Mr. Newman was in private practice as a CPA from 1974 through 1985. From 1985 until 1989 he was CFO and a director for Wedding Information Network, Inc., which was a Nasdaq-listed company. From 1990 until 1997 Mr. Newman was CFO and a director of Hospital Rehabilitation Services, Inc., a provider of physical therapy services in Tennessee. From 1998 until 2002 Mr. Newman was CFO and a director of Lone Wolf Energy, Inc., a Bulletin Board-traded company. In 2002, after selling his interest in Lone Wolf, Mr. Newman worked as a business consultant, mostly to small SEC and oil industry related companies. He became employed with our company in 2005 and devotes 100 percent of his time on the affairs of our company.

     Leslie P. LeGrand. Mr. LeGrand is a graduate of the University of Texas Law School, Austin, Texas. He has been in private practice in Houston, Texas since 1984. Prior to this Mr. LeGrand served as General Counsel and Chief Operating Officer of Laketon Asphalt Refining. His knowledge of energy regulation, property acquisition, and environmental issues is an asset to Consolidated Oil & Gas, Inc. He devotes approximately 0 percent of his time on the affairs of our company.

     Carl Glenn. Mr. Glenn worked as a roughneck for Mobil Oil Corporation in the Texas Gulf region from 1981 to 1990. From 1990 to 1994 he worked as a roughneck for Glenda Petroleum Company. In 1994 he joined the Texas Railroad Commission Oil & Gas Division as a petroleum engineer where he was employed through 2004. Mr. Glenn joined our company in early 2005. He devotes 100 percent of his time on the affairs of our company.

     Dennis Dean Philpot. Mr. Philpot started his career in the oil industry in the late 1970s with Master Drillers, Inc., a Dallas based drilling contractor and exploration company. He later was a partner with Quantum Oil and Gas, Inc. in Dallas which specialized in purchasing and re-completing salvage wells. During his career, Mr. Philpot has leased or acquired over 80,000 acres of oil and gas leases in Texas. He became employed with our company in 2005 and devotes 100 percent of his time to the affairs of our company.

     Family Relationships

     There are no family relationships among directors, executive officers, or persons nominated or chosen by the company to become directors or executive officers.

     Involvement in Certain Legal Proceedings

     No director, person nominated to become a director, executive officer, promoter or control persons of our company has been involved during the last five years in any of the following events that are material to an evaluation of his ability or integrity:

          o Bankruptcy petitions filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

          o Conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

          o Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring or suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or


          o    Being found by a court of  competition  jurisdiction  (in a civil
               action),   the   Securities   and  Exchange   Commission  or  the
               Commodities Futures Trading Commission to have violated a federal or state  securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.    Executive Compensation
-------

     During the last three fiscal years, no executive officer of our company has
received  total  annual  salary  and  bonus   exceeding   $100,000.   The  total
compensation of our CEO and president for the last three years was as follows:

------ ----------------- -------------------------------- ------------------------- ------------------
                                Annual Compensation                 Awards                 Payout
------ ----------------- -------------------------------- ------------------------- ------------------
                                                                       Securities
                                                          Restricted   Underlying   LTIP   All Other
                                           Other Annual   Stock        Options/     Pay-   Compensa-
Year   Name              Salary    Bonus   Compensation   Awards       SARS(#)      outs   tion
------ ----------------- --------- ------- -------------- ------------ ------------ ------ -----------
2005   J. Carl Yeatman   $22,200    0       0              0            0            0      0
------ ----------------- --------- ------- -------------- ------------ ------------ ------ -----------
2004   J. Carl Yeatman   $ 8,240    0       0              0            0            0      0
------ ----------------- --------- ------- -------------- ------------ ------------ ------ -----------
2003   J. Carl Yeatman   $ 3,390    0       0              0            0            0      0
------ ----------------- --------- ------- -------------- ------------ ------------ ------ -----------
2003   J.P. Bechner      $     0    0       0              0            0            0      0
------ ----------------- --------- ------- -------------- ------------ ------------ ------ -----------

Item 7.    Certain Relationships and Related Transactions
-------

     There have been no transactions during the last two years, or proposed transactions, to which we were or are to be a party in which any of the following persons had or is to have a direct or indirect material interest:

          o    any officer or director;

          o    any nominee for election as a director;

          o any beneficial owner of more than five percent of our voting securities;

          o    any member of the immediate family of any of the above persons.

Item 8.    Description of Securities
-------

     Common Stock

     Our company is authorized to issue 100 million shares of common stock, $0.001 par value and has 30,248,422 shares of common stock issued and outstanding and owned by 59 shareholders of record plus an indeterminate number of shareholders whose 3,715,600 shares are held in "street name" (Cede, an affiliate of Depository Trust Company that holds shares for broker-dealer firms and, indirectly, their customers).

     Voting Rights

     Holders of the shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of common stock do not have a cumulative voting right, which means that the holders of a majority of the shares voting for the election of the board of directors can elect all members of tihe board of directors.

     Dividend Rights

     Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of funds of the company legally available therefor.

     Liquidation Rights

     Upon any liquidation, dissolution or winding up, holders of shares of common stock are entitled to receive pro rata all of the assets of the company available for distribution to shareholders, subject to the prior satisfaction of the liquidation rights of the holders of outstanding shares of Preferred Stock.

     Preemptive Rights

     Holders of common stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of the company.

     Registrar and Transfer Agent

     Standard Transfer & Trust Co., Inc., 9030 West Sahara Boulevard, Suite 529, Las Vegas, NV 89117 is our transfer agent and registrar of our common stock.

     Dissenters' Rights

     Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the corporation to repurchase its shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the company's articles of incorporation.

     Stock Split

     On June 15, 2004 we effected a two-for-one stock split.

     There are no provisions in our articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company.

                                     PART II

Item 1.    Market  Price  of and  Dividends  on Our  Common  Stock  and  Related
-------    Stockholder Matters

     There is no public trading market for our common stock. None of our shares of common stock are subject to outstanding options or warrants to purchase, or securities convertible into, our common stock. Of the 30,248,422 shares of common stock outstanding as of February 28, 2006, 9,000,000 shares are immediately transferable and 613,484 shares could be sold pursuant to Rule 144 under the Securities Act of 1933 as of November 30, 2005.

     On August 27, 2003 our company, then named Iowa Industrial Technologies, Inc., merged with another Nevada corporation, which was named Consolidated Oil & Gas, Inc. Our company was the surviving entity in the merger, and we renamed our company "Consolidated Oil & Gas, Inc."

     Iowa Industrial Technologies, Inc. was subject to the periodic reporting requirements of the Securities Exchange Act of 1934 by reason of its having filed, on June 25, 2001, a Form 10-SB with the Commission. However, it was severely delinquent in its reporting requirements, having filed only two quarterly reports on Form 10-QSB since it became subject to filing requirements. When the August 2003 merger became effective and the surviving company changed its name to its present name, it failed to file any disclosures with the Commission on a Form 8-K, as it was required to do, that would inform the public about the merger and the new line of business of the company.

     By reason of the above, in September 2004 the Commission issued an Order Instituting Proceedings to revoke the registration of our company under the Securities Exchange Act of 1934. On December 17, 2004 after a hearing the Commission issued its Initial Decision, revoking such registration, which decision became final on January 28, 2005.

     Our common stock had been trading since July 2004, on the Pink Sheets on an unsolicited basis only, under the stock symbol "CSLO". In June 2005 N.A.S.D. changed the stock symbol of our company to "CSLG." On October 21, 2005, N.A.S.D. Regulation, a Nasdaq-owned entity that performs certain regulatory functions regarding the Pink Sheets, in response to its receipt from the Commission of its Order revoking the registration of our common stock, caused our stock symbol to be cancelled and no longer able to be accessed electronically. As far as we know, there has been no trading in our stock since that date. Further, we can find no source to advise us of the price range of trades of our common stock during the period when it did trade. We believe it is fair to state that such a price range of trades was between $0.10 and $1.07.

     This Form 10-SB is intended to once again place us under the reporting and disclosure requirements of the federal securities laws. We vow that we will exert every effort to be and remain in full compliance with such reporting and disclosure requirements.

          Dividends

     We have declared no cash dividends on our common stock since inception. There are no restrictions that limit our ability to pay dividends on our common stock or that are likely to do so in the future other than the restrictions set forth in Nevada Revised Statutes, 78.288. These restrictions provide that no distribution may be made to our shareholders if, after giving effect to the distribution, (1) we would not be able to pay our debts as they mature or (2) our total assets would be less than our total liabilities plus any amounts needed, were we to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any shareholders over the rights of the common stock shareholders.

          Securities Authorized for Issuance Under Equity Compensation Plans

     We have no compensation plans under which equity securities are authorized for issuance.

     Legal Proceedings

     Neither our company nor any of its property is a party to, or the subject of, any material pending legal proceedings other than ordinary, routine litigation incidental to our business.

     Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

     In December 2005 the staff of the Commission notified our company that Clyde Bailey P.C. of San Antonio, Texas, the principal independent registered public accountants of Consolidated Oil & Gas, Inc. ("Consolidated") was no longer qualified to perform Commission work. Clyde Bailey PC had been engaged as Consolidated's principal independent registered public accountants since December 31, 2001. The board of directors of Consolidated dismissed Mr. Bailey as its principal independent registered public accountant.

     The reports of Clyde Bailey P.C. on the financial statements of Consolidated for its fiscal years ended December 31, 2003 and 2004 contained no adverse opinion or disclaimer of opinion, and was not otherwise qualified or modified as to uncertainty, audit scope, or accounting principles during the period of its engagement (December 31, 2001) to December 9, 2005, the date of resignation.

     During the past two years or interim periods prior to December 9, 2005, there were no disagreements between Consolidated and Clyde Bailey PC whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Clyde Bailey PC, would have caused them to make reference to the subject matter of the disagreements in their reports on the financial statements.

     Consolidated provided Clyde Bailey PC with a copy of the disclosures it makes in this Form 10-SB and requested Clyde Bailey PC to furnish a letter addressed to the Commission stating whether it agreed with the statements made therein and, if not, stating the respects in which it did not agree. Such a letter is filed as Exhibit 16 to this Form 10-SB.

     On January 8, 2006. the board of directors of Consolidated  Oil & Gas, Inc.
("Consolidated")  engaged Killman,  Murrell & Company P.C., of Odessa,  Texas as
Consolidated's principal independent registered public accountants to audit its financial statements. Consolidated did not consult the new accountant regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the issuer's financial statements.

     Recent Sales of Unregistered Securities

     The following table sets forth information for all shares of common stock sold by us within the last three years without registering the securities under the Securities Act.

                                     Number
Name                      Date       of Shares       Cash price   Value      Other Consideration
----                      ----       ---------       ----------   -----      -------------------
James Carl Yeatman        05-01-03   40,000,000(1)   $            $714,746   Merger with his company
Edna Topance              09-09-04      125,000         25,000
Herbert Muller            09-09-04      110,000         20,000
Herbert Muller            09-15-04       26,000                      6,371   Investment in oil and gas
                                                                             interest
Jim Harris                12-20-04       20,000                      4,880   Investment in oil and gas
                                                                             interest
Loyal Seeds               01-04-05      200,000         30,000
Kreiser Living Trust      01-10-05       25,000                      6,100   Investment in oil and gas
                                                                             interest
Herbert Muller            01-24-05      115,000            115      21,000   Investment in oil and gas
                                                                             interest
Kreiser Living Trust      01-20-05       15,000            700               Investment in oil and gas
                                                                             interest
Leonard Woolsey           04-18-05       10,000          2,000
Sandra Rod Rutherford     04-27-05       14,063                      2,813   Rod Ranch oil and gas
                                                                             lease
Robert J. Rod             04-27-05       42,187                      8,437   Rod Ranch oil and gas
                                                                             lease
David R. Elks             04-29-05       75,000                     15,000   Rod Ranch oil and gas
                                                                             lease
Gary E. Ellison           05-04-05       18,750                      3,750   Rod Ranch oil and gas
                                                                             lease
J.M. Rodriguez & Assoc.   05-04-05       25,000          5,000
Dr. Sam or Judy Webb      06-17-05      100,000         20,000
Eugene M. Juergens        08-05-05        5,000          1,500
Pete Dlugosch             08-11-05       33,334         10,000
Kreiser Living Trust      09-02-05       32,500                      1,550   Investment in oil and gas
                                                                             interest
Dan D. Fisher             09-02-05       10,000                      5,000   Geological services
Phil Shaheen              09-06-05       20,000                     10,000   Consulting services
David S. Holland          09-22-05      150,000         45,000
Jon Schlemmer             10-18-05       13,750          4,950
Gerald D. Pickett         11-15-05        7,000                      2,100   Consulting services
Donita Coleman            11-28-05        3,054          2,000


                                       14

Larry Longer              12-20-05       20,000                     15,000   Settlement of a note due
Dovie Davenport           01-16-06        7,200                      4,800   Equipment
John Holden               02-15-06        3,334          2,000
Brian Grelle              01-03-06        5,000                      3,000   Consulting services
Don Alspaugh              02-01-06        3,000          2,000
Richard Culbertson        02-17-06        6,250          3,750
Jack R. Rath              02-20-06        2,000                      1,200   Consulting services
Mario Signorelli, Jr.     02-20-06        2,000                      1,200   Consulting services
Jose Otero                02-20-06        2,000                      1,200   Consulting services
George Shuffer, III       02-20-06        2,000                      1,200   Consulting services
                                     ----------       --------    --------
         Totals                      41,248,422       $174,015    $829,347

     (1) 20,000,000 of these shares were returned to the company on December 30, 2005

In all instances of the above sales, the sales were made under the exemption from registration provided by Regulation D, Rule 506. The purchasers were either officers or directors of our company, were accredited investors with whom we had a preexisting relationship or in less than ten instances were non-accredited investors with whom we had a preexisting relationship and to whom we delivered offering materials that complied with the disclosure requirements of a Form SB-2 including audited financial statements. The sales were not accompanied by any public solicitation or public advertising. The sales were made by officers of our company who received no compensation, director or indirect, for effecting the sales.

     Indemnification of Directors and Officers

     Pursuant to the Nevada Securities Act, under most circumstances the company's officers and directors may not be held liable to the company or its shareholders for errors in judgment or other acts or omissions in the conduct of the company's business unless such errors in judgment, acts or omissions constitute fraud, gross negligence or malfeasance.

                                    PART F/S

     Set forth below are the following financial statements for our company:

                                                                            Page
                                                                            ----

     Report of Independent Accountant........................................F-1
     Balance Sheets, December 31, 2005 and 2004..............................F-2
     Statements of Operations, Years Ended December 31, 2005 and 2004........F-4
     Statements of Stockholders' Equity (Deficit) from
              January 1, 2003 to December 31, 2005...........................F-5
     Statements of Cash Flows, Years Ended December 31, 2005 and 2004........F-6
     Notes to Financial Statements...........................................F-8

                         Killman, Murrell & Company P.C.
                          Certified Public Accountants

3300 N. A Street, Bldg. 4,      1931 E. 37th Street,       2626 Royal Circle
Suite 200                       Suite 7                    Kingwood, Texas 77339
Midland, Texas 79705            Odessa, Texas 79762        (281) 359-7224
(432) 686-9381                  (432) 363-0067             Fax (281) 359-7112
Fax (432) 684-6722              Fax (432) 363-0376



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders
Consolidated Oil & Gas, Inc.
Humble, Texas


We have audited the accompanying balance sheets of Consolidated Oil & Gas, Inc. as of December 31, 2004 and 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consolidated Oil & Gas, Inc. as of December 31, 2004 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Consolidated Oil & Gas, Inc. will continue as a going concern. As discussed in
Note 6 to the financial statements, Consolidated Oil & Gas, Inc. has suffered recurring losses from operations and its limited capital resources raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ Killman, Murrell &  Company P.C.

Houston, Texas
February 10, 2006


                          CONSOLIDATED OIL & GAS, INC.

                                 BALANCE SHEETS


                                                                       December 31,
                                                               --------------------------
                                                                   2004           2005
                                                               -----------    -----------
                                     ASSETS

CURRENT ASSETS
  Cash                                                         $    92,350    $   159,328
  Accounts receivables -
       Oil and gas                                                   7,029         14,952
       Joint interest billings                                        --            9,382
       Other                                                          --            5,000
  Costs and estimated earnings in excess of billings
      on uncompleted wells                                          90,527           --
  Inventory, at cost                                                  --           28,346
                                                               -----------    -----------
           Total Current Assets                                    189,906        217,008
                                                               -----------    -----------
PROPERTY AND EQUIPMENT
  Oil and gas properties                                           151,528        225,711
  Equipment                                                        665,434        915,466
  Furniture and fixtures                                             8,250         22,160
                                                               -----------    -----------
                                                                   825,212      1,163,337
         Less accumulated depreciation                            (364,815)      (449,497)
                                                               -----------    -----------
            Net property and equipment                             460,397        713,840

OTHER ASSETS
  Deposits                                                             500           --
                                                               -----------    -----------
           Total Assets                                        $   650,803    $   930,848
                                                               ===========    ===========

                                   (Continued)
   The accompanying notes are an integral part of these financial statements.


                          CONSOLIDATED OIL & GAS, INC.

                                 BALANCE SHEETS

                                   (CONTINUED)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                         December 31,
                                                                 --------------------------
                                                                     2004           2005
                                                                 -----------    -----------
CURRENT LIABILITIES
  Accounts payable                                               $    79,767    $   169,023
  Accrued expenses                                                    25,965         35,005
  Billings in excess of costs and estimated earnings
      on uncompleted contracts                                       255,019        168,415
  Deferred revenue                                                    44,750        175,000
  Notes payable                                                       30,000        112,568
  Current portion of long-term debt                                     --            3,663
                                                                 -----------    -----------
           Total Current Liabilities                                 435,501        663,674
                                                                 -----------    -----------
LONG-TERM LIABILITIES
  Shareholder payable                                                 30,585          6,000
  Long-term debt, net of current maturities                             --            9,160
  Commitments and contingencies                                         --             --
                                                                 -----------    -----------
            Total Liabilities                                        466,086        678,834
                                                                 -----------    -----------
STOCKHOLDERS' EQUITY
  Common Stock, $.001 par value 100,000,000 shares
   authorized 49,506,000 and 30,215,638 shares issued
   and outstanding at December 31, 2004 and 2005, respectively        49,506         30,216
  Additional paid-in-capital                                         789,891      1,003,481
  Retained (deficit)                                                (654,680)      (781,683)
                                                                 -----------    -----------
           Total Stockholders' Equity                                184,717        252,014
                                                                 -----------    -----------
           Total Liabilities and Stockholders' Equity            $   650,803    $   930,848
                                                                 ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED OIL & GAS, INC.

                            STATEMENTS OF OPERATIONS

                                                     Years Ended
                                                     December 31,
                                             ----------------------------
                                                 2004            2005
                                             ------------    ------------
Revenues
    Gas and oil sales                        $     50,080    $     33,890
    Sale of leases                                778,683       1,665,994
    Other income                                     --             2,009
                                             ------------    ------------
               Total Revenues                     828,763       1,701,893
                                             ------------    ------------
Costs and Expenses
    Lease operating expense                        35,167          32,211
    Cost of developing leases                     845,527       1,406,778
    General and administrative                    188,654         374,046
    Exploration and dry hole costs                 20,626            --
    Interest expense                                6,369          15,861
                                             ------------    ------------
             Total Costs and Expenses           1,096,343       1,828,896
                                             ------------    ------------
             Loss Before Income Taxes            (267,580)       (127,003)

Provision for Income Taxes                           --              --
                                             ------------    ------------
Net (Loss)                                   $   (267,580)   $   (127,003)
                                             ============    ============
Basic and Diluted Loss Per Share             $      (0.01)   $      (0.00)
                                             ============    ============
Weighted Average Common Shares Outstanding     29,119,000      29,898,000
                                             ============    ============


   The accompanying notes are an integral part of these financial statements.


                          CONSOLIDATED OIL & GAS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                     YEARS ENDED DECEMBER 31, 2004 AND 2005

                                         Common Stock
                                   -----------------------    Additional
                                          Number of            Paid-In      Retained
                                     Shares       Amount       Capital      (Deficit)      Total
                                   ----------   ----------    ----------   ----------    ----------
Balance, December 31, 2003         49,000,000   $   49,000    $  674,746   $ (387,100)   $  336,646

      Stockholder cash
       contributions                     --           --          23,300         --          23,300

      Sale of common stock            435,000          435        74,565         --          75,000

      Common stock issued
       for services and interest       71,000           71        17,280         --          17,351

      Net loss                           --           --            --       (267,580)     (267,580)
                                   ----------   ----------    ----------   ----------    ----------
Balance, December 31, 2004         49,506,000       49,506       789,891     (654,680)      184,717
                                   ----------   ----------    ----------   ----------    ----------
      Stockholder cash
       contributions                     --           --           5,000         --           5,000

      Sale of common stock            355,138          355        92,345         --          92,700

      Common stock issued
        for services                  184,500          185        37,915         --          38,100

      Note payable converted
       to common stock                 20,000           20        14,980         --          15,000

      Common stock issued
       for oil and gas lease          150,000          150        29,850         --          30,000

      Stock options Issued               --           --          13,500         --          13,500

      Return of shares by
       controlling shareholder     20,000,000      (20,000)       20,000         --            --

      Net loss                           --           --            --       (127,003)     (127,003)
                                   ----------   ----------    ----------   ----------    ----------
Balance, December 31, 2005         30,215,638   $   30,216    $1,003,481   $ (781,683)   $  252,014
                                   ==========   ==========    ==========   ==========    ==========



    The accompanying notes are an integral part of these financial statements


                          CONSOLIDATED OIL & GAS, INC.

                            STATEMENTS OF CASH FLOWS


                                                                            Years Ended
                                                                            December 31,
                                                                      ----------------------
                                                                         2004         2005
                                                                      ---------    ---------
Cash Flows from Operating Activities
   Net (Loss)                                                         $(267,580)   $(127,003)

   Adjustments to reconcile net income loss to net cash provided by operating activities:
        Depreciation                                                     71,503       84,682
        Common stock issued for services                                 17,351       38,100
        Common stock issued for oil and gas lease
           included in cost of developing leases                           --         30,000
        Stock option issued for services                                   --         13,500
   Changes in operating assets and liabilities:
        Accounts receivable                                              (7,029)     (22,305)
        Net change in billings related to costs and
           estimated earnings on uncompleted wells                      164,492        3,923
        Inventory                                                          --        (28,346)
        Other assets                                                       --            500
        Accounts payable                                                 78,757       89,256
        Accrued liabilities                                               6,411        9,040
        Deferred revenues                                                44,750      130,250
                                                                      ---------    ---------
    Net Cash Flows Provided By Operating Activities                     108,655      221,597
                                                                      ---------    ---------
Cash Flows From Investing Activities
    Purchase of oil and gas production
      equipment and leases                                             (105,634)     (74,183)
    Purchase of equipment, furniture and fixtures                       (25,152)    (235,873)
                                                                      ---------    ---------
    Net Cash Used by Investing Activities                              (130,786)    (310,056)
                                                                      ---------    ---------
Cash Flows From Financing Activities
    Notes payable                                                        40,000      100,000
    Payments on notes payable                                           (16,000)     (17,678)
    Payments on shareholder liability                                   (10,000)     (24,585)
    Cash contributions from shareholders                                 23,300        5,000
    Proceeds from sale of common stock                                   75,000       92,700
                                                                      ---------    ---------
    Net Cash Provided by Financing Activities                           112,300      155,437
                                                                      ---------    ---------
Change in Cash Balance                                                   90,169       66,978

Cash at Beginning of Year                                                 2,181       92,350
                                                                      ---------    ---------
Cash at End of Year                                                   $  92,350    $ 159,328
                                                                      =========    =========


                                   (continued)
   The accompanying notes are an integral part of these financial statements.


                          CONSOLIDATED OIL & GAS, INC.

                            STATEMENTS OF CASH FLOWS
                                   (CONTINUED)

                                                                            Years Ended
                                                                            December 31,
                                                                         -----------------
                                                                           2004      2005
                                                                         -------   -------
Supplemental Disclosure of Cash Flow Information
    Cash paid during year for:
       Interest                                                          $ 1,299   $ 9,245
                                                                         =======   =======
       Income taxes                                                      $  --     $  --
                                                                         =======   =======
Non Cash Investing and Financing Activities
    Common stock issued for services                                     $17,351   $38,100
                                                                         =======   =======
    Common stock issued for oil and gas lease                            $  --     $30,000
                                                                         =======   =======
    Stock option issued for services                                     $  --     $13,500
                                                                         =======   =======
    Equipment                                                            $  --     $28,069
                                                                         =======   =======
    Note payable payment made with common stock                          $  --     $15,000











   The accompanying notes are an integral part of these financial statements.

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 1: Company Organization and Summary of Significant Accounting Policies

Organization
------------

Consolidated Oil & Gas, Inc. (the "Company") was incorporated under the laws of the State of Nevada on November 17, 1999 to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. On November 22, 1999, Sabinal Resources, Inc. ("Sabinal") was incorporated under the laws of the State of Texas and became a wholly owned inactive subsidiary of the Company on May 1, 2003. Sabinal is the nominal owner of a seven mile pipeline but all operations of the pipeline were carried out by the Company.

The Company's principal activity is exploration for oil and gas in the State of Texas. The company obtains undeveloped drilling rights or purchases wells that either previously were plugged and abandoned, shut-in or whose production has declined to or below a break-even point. Once the leases are secured, the Company sells up to one hundred per cent (100%) of the working interest in the wells to individual investors or other oil and gas enterprises. The Company owns a pipeline that will begin to deliver gas to purchasers in early 2006.

The Company has a total of 100,000,000 ($.001 par value) common shares authorized with 49,506,000 and 30,215,638 common shares issued and outstanding as of December 31, 2004 and 2005 respectively.

Basis of Presentation
---------------------

The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. The Company's accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Cash and Cash Equivalents
-------------------------

The Company considers all highly liquid investments with maturities of three months or less on the date of purchase, to be cash equivalents.

Equipment, Furniture and Fixtures
---------------------------------

Equipment, furniture and fixtures are state at cost. Maintenance and repairs are charged to expense as incurred. Expenditures, which extend the physical or economic life of the assets, are capitalized and depreciated. Depreciation is provided using the straight-line method over the estimated useful live of five to ten years. The depreciation expense for the years ended December 31, 2004 and 2005 were $71,503 and $84,682 respectively.

Federal Income Tax
------------------

The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.


                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 1: Company Organization and Summary of Significant Accounting Policies (Continued)

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory
---------

Inventory at December 31, 2005 included production pipe and a pump valued at historical cost, using the specific identification method of valuation.

Oil and Gas Properties
----------------------

Oil and gas investments are accounted for by the successful efforts method of accounting. Accordingly, the costs incurred to acquire property (proved and unproved), all development costs, and successful exploratory costs are capitalized, whereas the costs of unsuccessful exploratory wells are expensed. In cases where the Company provides contract drilling services related to oil and gas properties in which it has an ownership interest, costs incurred are capitalized as stated above except to the extent such costs represent the Company's share of the gross profit it earns for its contract drilling services.

Depletion of capitalized oil and gas well costs is provided using the units of production method based on estimated proved developed oil and gas reserves of the respective oil and gas properties.

The estimated costs of dismantlement and abandonment of depleted wells, net of estimated salvage values, is considered to be immaterial in amount and therefore, no accrual for such costs are included in these financial statements.

The carrying value of capitalized oil and gas property costs is compared annually to the future net revenues attributed to the related proved developed oil and gas reserves. Such costs are reduced to the extent they exceed the future net revenues of the related proved developed oil and gas reserves. Oil and gas reserve information and other required disclosures related to oil and gas operations has been omitted, due to the limited revenues derived from such activity.

Revenue Recognition of Sale of Leases
-------------------------------------

The Company's sale price for a lease includes a drilling commitment; therefore the revenue from a lease sale is determined using the percentage-of-completion method, measured by the percentage of total direct job costs incurred to date to estimated total direct job costs for each well. This method is used because management considers expended direct costs to be the best available measure of progress on the commitment.

Costs include all direct material, labor and sub-contract costs and those indirect costs related to performance, such as indirect labor, supplies, tools, depreciation and repair costs. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted wells are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset "costs and estimated earnings in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings in excess of revenues recognized.


                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 1: Company Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition of Sale of Leases (Continued)
-------------------------------------------------

Excess costs and billings are as follows:

                                                       Years Ended
                                                       December 31,
                                                    2004         2005
                                                 ---------    ---------
     Costs Incurred on uncompleted wells         $ 818,502    $ 305,317

     Estimated loss                                (39,819)     (31,282)
                                                 ---------    ---------
                                                   778,683      274,035

     Less Billings to date                         943,175      442,450
                                                 ---------    ---------
                                                 $(164,492)   $(168,415)
                                                 =========    =========

The above amounts are included in the accompanying balance sheets as follows:

                                                       December 31,
                                                    2004         2005
                                                 ---------    ---------
     Costs and estimated earnings in excess of
       billings on uncompleted wells             $  90,527    $    --

     Billings in excess of costs and estimated
       earnings on uncompleted wells              (255,019)    (168,415)
                                                 ---------    ---------
                                                 $(164,492)   $(168,415)
                                                 =========    =========

Deferred Revenues
-----------------

The Company sells the leases and collects the funds prior to the start of the drilling. The collected funds are recorded as deferred revenues until such time as the drilling begins.

Comprehensive Income
--------------------

Statement  of  Financial   Accounting   Standards  (SFAS)  No.  130,  "Reporting
Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have comprehensive income items requiring disclosure of comprehensive income.

 Impairment of Long-Lived Assets
 -------------------------------

The Company follows SFAS No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The Statement requires that long-lived assets, liabilities and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.


                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 1: Company Organization and Summary of Significant Accounting Policies (Continued)

Impairment of Long-Lived Assets (Continued)
-------------------------------------------

Long-lived assets consist primarily of property and equipment. The recoverability of long-lived assets is evaluated at the operating unit level by an analysis of operating results and consideration of other significant events or changes in the business environment. If an operating unit has indications of impairment, such as current operating losses, the Company will evaluate whether impairment exists on the basis of undiscounted expected future cash flows from operations before interest for the remaining amortization period. If an impairment exists, the carrying amount of the long-lived assets is reduced to its estimated fair value, less any costs associated with the final settlement. As of December 31, 2004 and 2005 there was no impairment of the Company's long-lived assets.

 Net Loss Per Share
 ------------------

Basic and diluted net loss per share information is presented under the requirements of SFAS No. 128, Earnings Per Share. Basic net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock out standing for the year. Diluted net loss per share reflects the potential dilution of securities by adding other common stock equivalents, including stock options, shares subject to repurchase, warrants and convertible debentures, in the weighted-average number of common shares outstanding for a period, if dilutive. All potentially dilutive securities have been excluded from the computation, as their effect is anti-dilutive.

The weighted average number of common shares outstanding for 2004 and 2005 was reduced by the 20,000,000 shares of common stock returned to the Company in December 30, 2005.

Contingencies
-------------

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one of more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of t he amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Commitments
-----------

The Company leases its corporate office space on a month to month basis, for $800 per month.

Concentrations of Credit Risk and Fair Value of Financial Instruments
---------------------------------------------------------------------

The Company maintains cash balances at financial institutions which at times, exceed federally insured amounts. The Company has not experienced any material losses in such accounts. Cash balances in excess of federally insured limits at December 31, 2004 and 2005 are $38,000 and $159,000, respectively.


                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 1: Company Organization and Summary of Significant Accounting Policies (Continued

Concentrations   of  Credit  Risk  and  Fair  Value  of  Financial   Instruments
--------------------------------------------------------------------------------
(Continued)
-----------

The carrying amounts of cash and cash equivalents, current receivables, accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments. The carrying amounts of the Company's borrowings at December 31, 2004 and 2005, approximate their fair value.

Recent Accounting Pronouncements
--------------------------------

In May 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154 "Accounting Changes and Error Corrections" ("SFAS No. 154"), which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements", which requires that a voluntary change in accounting principle be applied retrospectively to all prior period financial statements presented, unless it is impractical to do so. SFAS No. 154 also provides that a change in method of depreciating or amortizing a long-lived non-financial asset be accounted for as a change in estimate effected by a change in accounting principle, and also provides that correction of errors in previously issued financial statements should be termed a "restatement". SFAS No. 154 is effective for fiscal years beginning after December 14, 2005. We do not believe the adoption of SFAS No. 154 will have a material impact on our financial statement.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options and purchases under employee stock purchase plans, to be recognized as an operating expense in the income statement. The cost is recognized over the requisite service period based on fair valued measured on grant dates, and the new standard may be adopted using either the modified prospective transition method or the modified retrospective transition method. In April 2005, the SEC approved a change in the effective date of SFAS No. 123R for public companies to be effective in the annual, rather than interim, periods beginning after June 14, 2005. SFAS No. 123R is effective for the Company beginning January 1, 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (`SAB No. 107") "Share-Based Payment", which expressed views of the SEC regarding the interaction between SFAS No. 123R and certain SEC rules and regulations. SAB No. 107 also provides the SEC's views regarding the valuation of share-based payment arrangements for public companies. We have evaluated the requirements of SAB No. 107 in connection with our adoption of SFAS No. 123R and expect that these new pronouncements will have a material impact on our results of operations for future employee stock options granted.

NOTE 2: RELATED PARTY TRANSACTIONS

The following summarizes the shareholders payable as of December 31, 2004 and 2005:

                                                       2004        2005
                                                     --------    --------
     Balance beginning of year                       $ 40,585    $ 30,585
           Advances                                      --          --
           Payments                                   (10,000)    (24,585)
                                                     --------    --------
     Balance end of year                             $ 30,585    $  6,000
                                                     ========    ========

The balance is unsecured debt of the Company.




                                        (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 3: NOTES PAYABLE AND LONG-TERM DEBT

Note payables are comprised of the following:

                                                                December 31,
                                                              2004       2005
                                                            --------   --------
     6% Note payables to an individual
          due April 11, 2005                                $ 30,000   $   --

     Note payable to an individual with a stated interest
          amount of $12,000, interest and principal due
          February 8, 2006, secured by equipment                --      100,000

     8% Note payable to a bank, due December 29, 2005
          secured by a truck                                    --       12,568
                                                            --------   --------
                                                            $ 30,000   $112,568
                                                            ========   ========

The Company paid $15,000 of principal plus interest of $3,500 and issued 20,000 shares of the Company's common stock in settlement of the note payable due April 11, 2005.

The $100,000 debt due February 8, 2006, has been extended to April 10, 2006, and the individual has advanced another $100,000 under the renewed terms of the note.

The long-term debt at December 31, 2005, is comprised of a single 7.74% note payable to an equipment manufacturer and is payable in monthly installments of $378 for forty-eight (48) months, including interest. The following summarizes future note payments:

                                              Years Ending              Amount
                                              ------------             --------
                                                  2006                 $  3,663
                                                  2007                    3,963
                                                  2008                    4,288
                                                  2009                      909
                                                                       --------
                                                                       $ 12,823
                                                                       ========

NOTE 4: INCOME TAXES

The income tax benefit differs from the amount computed at the federal statutory rate of 34% as follows:

                                                       Year Ended December 31,
                                                       2004          2005
                                                       ---------     ---------
     Expected Tax Benefit of Loss From Operations      $  90,977     $  43,181
     Non-Deductible Expenses                                (600)         --
     Change in Valuation Allowance                       (90,377)     $(43,181)
                                                       ---------     ---------
                                                       $    --       $    --
                                                       =========     =========




                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 4:  INCOME TAXES (Continued)

Temporary differences, which give rise to deferred tax assets and liabilities are as follows:

                                              Year Ended December 31,
                                                 2004          2005
                                              ---------     ---------
      Deferred Tax Liability:
          Depreciation                        $ (32,720)    $ (29,743)
      Deferred Tax Assets:
          Net Operating Loss                     72,367       150,733
          Expenses                               38,485           323
          Valuation Allowance                   (78,132)     (121,313)
                                              ---------     ---------
      Net Deferred Tax Assets (Liabilities)   $    --       $    --
                                             =========     =========

The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the years ended December 31, 2004 and 2005 totaled $90,377 and $43,181, respectively. The net operating loss carryforward begins to expire in year 2023. The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

NOTE 5: COMMON STOCK

On June 15, 2004, the Company and its shareholders approved a 2 for 1 forward split of the Company's common stock. This split has been reflected in the accompanying financial statements as if it occurred on December 31, 2003.

The following summarizes common stock activity for the year ended December 31, 2004:

o 273,000 shares of common stock owned by an existing shareholders were sold for $23,300 and the proceeds given to the Company (sales prices ranged from $0.05 to $0.10 per share)
o 435,000 shares of common stock were sold by the Company for $75,000 cash (sales prices ranged from $0.15 to $0.18 per share)
o 71,000 shares of common stock were issued for services rendered valued at $12,851
o 30,000 shares of common stock owned by an existing shareholder were given to a note payable owner as interest and were valued at $4,500

The following summarizes common stock activity for the year ended December 31, 2005:

o 355,138 shares of common stock were sold by the Company for $92,700 cash (sales prices ranged from $0.15 to $0.66 per shares)
o 184,500 shares of common stock were issued for services rendered valued at $38,100
o 20,000 shares of common stock were issued to an individual as payment for the remaining $15,000 due on a note payable
o 150,000 shares of common stock were issued to oil and gas lease owners for the Rod Lease and were valued at $30,000


                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 5: COMMON STOCK (Continued)

o an individual agreed to purchase 150,000 shares of the Company's common stock for $45,000 and was given a one year option, that the vested immediately, to purchase an additional 150,000 shares of the Company's common stock at seventy percent (70%) of the fair market price of the shares on the date of exercise. The value of the option was determined to be $13,500 and was recognized as an expense in the accompanying financial statements for the year ended December 31, 2005
o 20,000 shares of common stock owned by an existing shareholders was given to an individual for services rendered and was valued at $5,000

At December 31, 2005, the Company has outstanding fully vested options to purchase 150,000 shares of its common stock for a price of seventy percent (70%) of the fair market value on the date of exercise. This option will expire on September 15, 2006.

On December 30, 2005, the controlling shareholder of the Company returned to the Company 20,000,000 shares of its common stock.


NOTE 6: GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and has recognized cumulative losses of $781,683 from inception of the Company and these factors raise substantial doubt about its ability to continue as a going concern. The Company is attempting to relist its common stock in the "pink sheets" and will attempt to have a public stock offering as soon as is practical. Also the Company will continue with its effort to raise funds from individual investors.











                                   (Continued)

                          CONSOLIDATED OIL & GAS, INC.

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2004 AND 2005

NOTE 7: FINANCIAL STATEMENT RESTATEMENT

The following summarizes the restatement to the December 31, 2003 retained deficit and to the financial statement for the year ended December 31, 2004.

Financial Statement                  As                                 As
       Caption                    Reported        Changes            Restated
-------------------              ----------       --------------    ----------
 Retained Deficit,
  December 31, 2003              $  350,603       $  36,497  (2)    $  387,100
  -----------------              ==========       ==============    ==========
December 31, 2004
 Balance Sheet
 -------------
   Cash                          $   95,443       $  (3,093)        $   92,350
   Accounts Receivable                  --            7,029  (3)         7,029
   Costs and estimated
     earnings in excess of
     billings                           --           90,527   (1)       90,527
   Furniture and fixtures            41,250         (33,000)  (2)        8,250
   Accumulated depreciation        (370,689)          5,874   (2)     (364,815)
   Accounts payable                  76,633           3,134             79,767
   Accrued Expenses                 162,122        (136,157)  (1)       25,965
   Billings in excess of
     costs and estimated
     earnings on uncompleted
     wells                              --          255,019  (2)       255,019
   Deferred Revenue                     --           44,750  (1)        44,750
   Common stock                      49,261             245             49,506
   Additional Paid-in
     Capital                        771,851          18,040            789,891
                                 ==========       ==============    ==========
Operations for the year
  Ended December 31, 2004
  -----------------------
   Revenues                      $1,217,594       $(388,831) (1)    $  828,763
   Costs and expenses             1,402,108        (305,765) (1)     1,096,343
                                 ==========       ==============    ==========
Cash Flows for the
  year ended
  December 31, 2004
  -----------------
    Net Cash Provided by
    Operating Activities         $  112,682          (4,027)        $  108,655
    Net Cash Provided by
    Financing Activities            111,366             934            112,300
                                 ==========       ==============    ==========

The reason for the significant changes are as follows:

1. Adjustment to fully implement the percentage of completion accounting for wells being drilled.
2. Correction of recorded value of equipment and corresponding accumulated depreciation.
3.   Accrual of oil and gas revenues.

                                    PART III

Index to Exhibits

The  following  exhibits  are  filed as a part of this Form  10-SB  Registration
Statement:

Exhibit No.    Description
-----------    -----------

  3(i)         Articles of Incorporation of Iowa Industrial  Technologies,  Inc.
               (new name Consolidated Oil & Gas, Inc.)*

  3(ii)        Articles of Merger  between Iowa  Industrial  Technologies,  Inc.
               (the surviving entity) and Consolidated Oil & Gas, Inc. (the merging entity). These Articles change the name of the surviving company to Consolidated Oil & Gas, Inc.

  3(iii)       Bylaws  of  Iowa   Industrial   Technologies,   Inc.  (now  named
               Consolidated Oil & Gas, Inc.)**

 16 Letter of March 8, 2006 of Clyde Bailey PC agreeing with the statements made in this Form 10-SB by Consolidated Oil & Gas, Inc., concerning Consolidated's change of principal independent accountants.

* Previously filed on June 25, 2001 as Exhibit 2.1 to Form 10-SB of Iowa Industrial Technologies, Inc. (new name Consolidated Oil & Gas, Inc.), EDGAR Accession Number 0001015402-01-501621; incorporated herein.

** Previously filed on June 25, 2001 as Exhibit 2.2 to Form 10-SB of Iowa Industrial Technologies, Inc. (new name Consolidated Oil & Gas, Inc.), EDGAR Accession Number 0001015402-01-501621; incorporated herein.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CONSOLIDATED OIL & GAS, INC.



                                          By: /s/ James C. Yeatman
                                             -----------------------------------
                                             James C. Yeatman, President and CEO

March 9, 2006

                          CONSOLIDATED OIL & GAS, INC.
                          Commission File No._________


                                   FORM 10-SB

                                INDEX TO EXHIBITS

         The following exhibits are filed as a part of this Form 10-SB Registration Statement:

Exhibit No.    Description
-----------    -----------

  3(i)         Articles of Incorporation of Iowa Industrial  Technologies,  Inc.
               (new name Consolidated Oil & Gas, Inc.)*

  3(ii)        Articles of Merger  between Iowa  Industrial  Technologies,  Inc.
               (the surviving entity) and Consolidated Oil & Gas, Inc. (the merging entity). These Articles change the name of the surviving company to Consolidated Oil & Gas, Inc.

  3(iii)       Bylaws  of  Iowa   Industrial   Technologies,   Inc.  (now  named
               Consolidated Oil & Gas, Inc.)**

 16 Letter of March 8, 2006 of Clyde Bailey PC agreeing with the statements made in this Form 10-SB by Consolidated Oil & Gas, Inc., concerning Consolidated's change of principal independent accountants.

* Previously filed on June 25, 2001 as Exhibit 2.1 to Form 10-SB of Iowa Industrial Technologies, Inc. (new name Consolidated Oil & Gas, Inc.), EDGAR Accession Number 0001015402-01-501621; incorporated herein.

** Previously filed on June 25, 2001 as Exhibit 2.2 to Form 10-SB of Iowa Industrial Technologies, Inc. (new name Consolidated Oil & Gas, Inc.), EDGAR Accession Number 0001015402-01-501621; incorporated herein.